Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver announces results of Annual General and Special Shareholders Meeting

Vancouver, B.C. - May 10, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (the “Company”) reported the voting results from its annual general and special meeting of shareholders held May 9, 2018 in Vancouver, British Columbia (the "Meeting"). Each of the matters voted upon at the Meeting is described in detail in the Company's Management Information Circular dated April 4, 2018, which is available on the Company's website at www.panamericansilver.com.
A total of 112,896,150 common shares were represented at the meeting, being 73.64% of the Company’s issued and outstanding common shares. Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year, the authorization of the directors to fix the remuneration payable to the auditors, the acceptance of the Company’s approach to executive compensation, otherwise known as say-on-pay, and the election of management’s nominees as directors.
Election of Directors

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	74,792,224 (95.14%)	3,824,484 (4.86%)
Michael L. Carroll	78,328,860 (99.63%)	287,848 (0.37%)
Neil de Gelder	74,938,975 (95.32%)	3,677,733 (4.68%)
David C. Press	77,461,008 (98.53%)	1,155,700 (1.47%)
Walter T. Segsworth	73,366,568 (93.32%)	5,250,140 (6.68%)
Michael Steinmann	74,982,245 (95.38%)	3,634,463 (4.62%)
Gillian D. Winckler	74,266,312 (94.47%)	4,350,396 (5.53%)
Mr. Noel Dunn did not stand for re-election to the Company's Board of Directors in 2018 in order to dedicate his leadership to the role of Executive Chair and Director of Ero Copper.
"On behalf of Pan American's Board and management, I would like to thank Mr. Dunn for his contributions to the stewardship of the Company over the past six years. His knowledge and experience with capital markets were a great benefit to the Company," said Ross Beaty, Chair of the Board of Directors. "We wish Noel much success with his new venture."
Say-on-Pay

Resolution	Votes For	Votes Against
Advisory resolution approving the Company’s approach to executive compensation	75,589,867 (96.15%)	3,026,832 (3.85%)

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large silver reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

PAN AMERICAN SILVER CORP. 1

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2